December 23, 2020

VIA EDGAR

Office of Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE Washington, D.C. 20549
Attention: Amit Pande, Accounting Branch Chief
Michael Volley, Staff Accountant

Re:	Credit Acceptance Corporation
Form 8-K filed October 29, 2020
File No. 000-20202

Ladies and Gentlemen:

This letter is in response to the December 9, 2020 comment letter of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) to Credit Acceptance Corporation (the “Company”, “Credit Acceptance”, “we”, “our”, or “us”) with respect to the Company's above referenced current report on Form 8-K.

Set forth below in bold is the comment from the comment letter followed by the Company’s response.

Form 8-K Filed October 29, 2020
Exhibit 99.1

1.We note your disclosure of various non-GAAP measures that exclude “GAAP Provision for credit losses (after tax),” including adjusted net income, adjusted net income per diluted share, adjusted net income plus interest expense (after tax), economic profit, and adjusted return on capital. It appears these performance measures substitute individually tailored recognition and measurement methods for those of GAAP and violate Rule 100(b) of Regulation G. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations, which is available on our website at: http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. Please refrain from disclosing these performance measures, or any other similar non-GAAP performance measures that exclude all or a portion of the provision for credit losses.

We acknowledge the Staff’s comment and appreciate this opportunity to address the Staff’s views regarding the non-GAAP measures to which the comment refers. For the reasons discussed in this letter, we believe our non-GAAP measures are currently presented in a manner which reflects both the economic reality of our business and how the business is managed, provides valuable supplemental information to investors and is not misleading when taken together with the disclosure that accompanies our non-GAAP measures. Therefore, we believe our current presentation of non-GAAP measures does not violate Rule 100(b) of Regulation G.

Our financing programs are offered through a nationwide network of automobile dealers. Upon enrollment in our financing programs, a dealer enters into a dealer servicing agreement with us that defines the legal relationship between Credit Acceptance and the dealer. The dealer servicing agreement assigns the responsibilities for administering, servicing, and collecting the amounts due on consumer loans from the dealer to us. We are an indirect lender from a legal perspective, meaning the consumer loans are originated by the dealers and assigned to us. We have two financing programs: the Portfolio Program and the Purchase Program. Under the Portfolio Program, we advance money to dealers (referred to as a “Dealer Loan”) in exchange for the right to service the underlying consumer loans. Under the Purchase Program, we buy the consumer loans from the dealers (referred to as a “Purchased Loan”) and keep all amounts collected from the consumer.

The net loan income (finance charge revenue less provision for credit losses expense) that we recognize over the life of a loan equals the cash we collect from the underlying consumer loan less the cash we pay to the dealer. We believe the economics of our business are best exhibited by recognizing loan revenue on a level-yield basis over the life of the loan based on estimated cash flow projections. Our non-GAAP measures are intended to provide insight into our business by showing this level yield measure of income. The level yield that we calculate based upon estimated cash flows takes into account projections of collections. Under GAAP, contractual amounts due in excess of the loan receivable balance at the time of assignment will be reflected as interest income, while contractual amounts due that are not expected to be collected are reflected in the provision for credit losses. Our non-GAAP floating yield adjustment recognizes the net effects of contractual interest income and expected credit losses in a single measure of finance charge revenue, consistent with how we manage our business. The floating yield adjustment recognizes revenue on a level-yield basis based upon forecasted cash flows. The floating yield adjustment does not accelerate revenue recognition. In fact, it reduces revenue by taking amounts that are reported under GAAP as provision for credit losses and instead treating them as reductions of revenue over time.

We have calculated and applied the floating yield adjustment to our financial results consistently since we first presented it in a Form 8-K furnished on January 31, 2006. We previously addressed a Staff comment relating to the floating yield adjustment in 2017. As stated in our April 5, 2017 response to the Staff’s March 9, 2017 comment letter, we believe the presentation of our floating yield adjustment is in compliance with Question 100.04 of the Compliance and Disclosure Interpretations (“Question 100.04”) and Rule 100(b) of Regulation G. A copy of our April 5, 2017 response letter is attached as Exhibit I.

Question 100.04 specifically addresses the issue of a registrant’s non-GAAP performance measure that is adjusted to accelerate revenue recognized ratably over time in accordance with GAAP as though the registrant earned revenue when customers are billed. The Staff’s answer to Question 100.04 stated that “[n]on-GAAP measures that substitute individually tailored revenue recognition and measurement methods for those of GAAP could violate Rule 100(b) of Regulation G” and that “[o]ther measures that use individually tailored recognition and measurement methods for financial statement line items other than revenue may also violate Rule 100(b) of Regulation G”. Rule 100(b) of Regulation G provides that “[a] registrant, or a person acting on its behalf, shall not make public a non-GAAP financial measure that, taken together with the information accompanying that measure and any other accompanying discussion of that measure, contains an untrue statement of a material fact or omits to state a material fact necessary in order to make the presentation of the non-GAAP financial measure, in light of the circumstances under which it is presented, not misleading.”

On January 1, 2020, we adopted Accounting Standards Update 2016-13, Measurement of Credit Losses on Financial Instruments, which is known as the current expected credit loss model, or CECL. Our response to the Staff’s 2017 comment letter explained why we believe the GAAP methodology we employed prior to January 1, 2020 did not provide sufficient transparency into the economics of our business due to its asymmetrical treatment of favorable and unfavorable changes to expected future net cash flows. While CECL eliminated that asymmetrical treatment of changes in expected future net cash flows from the GAAP methodology we employ, it introduced a different asymmetry by requiring us to recognize at the time of the loan’s assignment to us a significant provision for credit losses expense for amounts we never expect to realize and to recognize in subsequent periods finance charge revenue that is significantly in excess of our expected yields. Our floating yield adjustment enables us to provide measures of income that are not impacted by GAAP’s asymmetrical treatments of estimates.

Management uses the adjusted net income, adjusted EPS and economic profit non-GAAP measures (all of which include the floating yield adjustment) to assess our financial performance, make capital allocation decisions and determine incentive compensation (e.g., quarterly profit sharing, annual cash bonuses and vesting of long-term stock awards). Our CEO’s annual shareholder letter (an excerpt from the letter disseminated in May 2020 is attached as Exhibit II) includes an extensive discussion of adjusted net income, adjusted EPS and economic profit. Our Compensation Discussion and Analysis disclosures in our annual proxy statements (a copy of such disclosures from our proxy statement filed in June 2020 is attached as Exhibit III) detail how these performance measures are used in the compensation plans for our named executive officers, including the specific formulas for calculating each named executive officer’s short-term and longer-term incentive compensation. The principal component of our CEO’s incentive compensation is performance-based restricted stock awards granted in 2012 that vest over a 15-year period based upon the achievement of growth targets in economic profit. If the CEO’s vesting targets are achieved, it is likely that the vast majority of his total compensation over this period will be realized from these performance-based
2

restricted stock awards. Our Compensation Discussion and Analysis disclosures also detail why our Board of Directors believes the use of these performance measures aligns executive compensation with the interests of shareholders. We believe our floating yield adjustment is critical for ensuring that these performance measures reflect economic reality. In addition, our performance-based restricted stock award grant agreements, including the 15-year CEO grant discussed above, specifically reference the floating yield adjustment as a non-GAAP adjustment that is used to determine the achievement of vesting targets. As the floating yield adjustment directly impacts the performance measures used in our executive compensation plans, we believe disclosure of this adjustment in our earnings releases is relevant to investors.

We currently utilize the following primary forms of debt financing: (1) a revolving secured line of credit; (2) warehouse facilities; (3) asset-backed secured financings (“Term ABS”); and (4) senior notes. Borrowings under our revolving secured line of credit, warehouse facilities and Term ABS financings are subject to limitations based on loan collateral values. Upon the adoption of CECL on January 1, 2020, loan collateral values for our revolving secured line of credit, all warehouse facilities and certain Term ABS financings are based on our non-GAAP loan balances, which reflect the floating yield adjustment. As the floating yield adjustment directly impacts our liquidity and capital resources, we believe disclosure of this adjustment in our earnings releases is relevant to investors.

CECL provides alternative recognition and measurement guidance for purchased financial assets with credit deterioration (“PCD Method”). While the cash flows we expect to collect at the time of assignment are significantly lower than the contractual cash flows owed to us due to credit quality, our loans do not qualify for the PCD Method because the assignment of the consumer loan to us occurs a moment after the consumer loan is originated by the dealer, so “a more-than-insignificant deterioration in credit quality since origination” has not occurred at the time of assignment. In addition, our dealer loans do not qualify for the PCD Method because consumer loans assigned to us under the Portfolio Program are considered to be advances under dealer loans originated by us rather than consumer loans purchased by us. As a result, our loans are accounted for as originated financial assets. In February 2018, we submitted an agenda request to the Financial Accounting Standards Board (“FASB”) requesting that the FASB amend the scope of the PCD Method so that it could be applied to all financial assets with a significant discount due to credit quality, even if that discount is not due to deterioration after origination. Our agenda request letter explained why we believe our loans have the characteristics that caused the FASB to create the PCD Method, and do not have the characteristics that caused the FASB to limit the scope of the PCD Method. However, the FASB denied our agenda request.

The following table provides information on consumer loans assigned to us in 2020:

(In millions)	For the Nine Months Ended September 30, 2020
New Consumer Loan Assignments	Dealer Loans	Purchased Loans	Total
Contractual net cash flows at the time of assignment (1)	$2,787.2	$2,566.4	$5,353.6
Expected net cash flows at the time of assignment (2)	2,471.7	1,633.5	4,105.2
Loans receivable at the time of assignment (3)	1,751.1	1,161.4	2,912.5

Provision for credit losses expense at the time of assignment	$(171.3)	$(254.9)	$(426.2)
Expected future finance charges at the time of assignment (4)	891.9	727	1,618.9
Expected net Loan income at the time of assignment (5)	$720.6	$472.1	$1,192.7

(1)    The Dealer Loans amount represents repayments that we were contractually owed at the time of assignment on Consumer Loans assigned under our Portfolio Program, less the related Dealer Holdback payments that we would be required to make if we collected all of the contractual repayments. The Purchased Loans amount represents repayments that we were contractually owed at the time of assignment on Consumer Loans assigned under our Purchase Program.
(2)    The Dealer Loans amount represents repayments that we expected to collect at the time of assignment on Consumer Loans assigned under our Portfolio Program, less the related Dealer Holdback payments that we expected to make. The Purchased Loans amount represents repayments that we expected to collect at the time of assignment on Consumer Loans assigned under our Purchase Program.
(3)    The Dealer Loans amount represents advances paid to Dealers on Consumer Loans assigned under our Portfolio Program. The Purchased Loans amount represents one-time payments made to Dealers to purchase Consumer Loans assigned under our Purchase Program. The Loan amounts also represent the fair value at the time of assignment.
(4)    Represents revenue that is expected to be recognized on a level-yield basis over the lives of the Loans.
(5)    Represents the amount that expected net cash flows at the time of assignment (2) exceed Loans receivable at the time of assignment (3).
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Regardless of the accounting method used, the amount of net loan income (finance charge revenue less provision for credit losses expense) that we will recognize over the life of a loan equals the cash we collect from the underlying consumer loan less the cash we pay to the dealer. At the time of assignment for consumer loans assigned to us for the nine months ended September 30, 2020, we expected to recognize $1,192.7 million of net loan income over the life of the loan, which represented the amount that expected net cash flows of $4,105.2 million exceeded the loans receivable balance of $2,912.5 million. Under CECL, we were required to recognize a provision for credit losses expense of $426.2 million at the time of assignment for the $1,248.6 million of contractual cash flows that we never expected to realize, which represented the amount that contractual net cash flows of $5,353.6 million exceeded expected net cash flows of $4,105.2 million. Then, under CECL, we will recognize $1,618.9 million of finance charge revenue over the life of the loan, which is $426.2 million in excess of the $1,192.7 million of net loan income expected at the time of assignment. Under our floating yield adjustment method, we will recognize $1,192.7 million of finance charge revenue over the life of the loan. We believe that the significant change in timing of net loan income recognition under CECL is inconsistent with the economics of our business.

We note the statement in the Staff’s answer to Question 100.04 that “[o]ther measures that use individually tailored recognition and measurement methods for financial statement line items other than revenue may also violate Rule 100(b) of Regulation G” (emphasis added). For the reasons described above, we believe our floating yield adjustment is currently presented in a manner which reflects both the economic reality of our business and how the business is managed, provides valuable supplemental information to help investors better understand our business, executive compensation, liquidity and capital resources, and is not misleading when taken together with the information accompanying this adjustment and other accompanying discussion. Therefore, we believe our current presentation of non-GAAP measures is in compliance with Question 100.04 and Rule 100(b) of Regulation G.

If you have any questions concerning the foregoing, please contact me at (248) 353-2700 ext. 4575.

Sincerely,

/s/ Kenneth S. Booth
Kenneth S. Booth
Chief Financial Officer
Credit Acceptance Corporation

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Exhibit I
Comment Letter Response
Submitted on April 5, 2017

April 5, 2017

VIA EDGAR
Mr. Amit Pande
Accounting Branch Chief
Office of Financial Services
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Credit Acceptance Corporation
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 10, 2017
Form 8-K Filed January 31, 2017
File No. 000-20202
Dear Mr. Pande:
This letter is in response to the March 9, 2017 comment letter of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) to Credit Acceptance Corporation (the “Company”, “Credit Acceptance”, “we”, “our”, or “us”) with respect to the Company's above referenced filings.
Set forth below in bold is each comment from the comment letter, followed in each case by the Company’s response.
Form 8-K Filed January 31, 2017
Exhibit 99.1
1.Please revise future filings to provide a quantitative reconciliation to the most directly comparable GAAP measure for your non-GAAP measures Adjusted Return On Capital and Economic Profit.
We believe the most directly comparable GAAP measures are GAAP return on equity for adjusted return on capital and GAAP net income for economic profit. In the case of both adjusted return on capital and economic profit, our filings (including the earnings release furnished as Exhibit 99.1 to our Form 8-K filed January 31, 2017) provide the requisite reconciliation to the most directly comparable GAAP measure in several steps that detail the derivation of each input into the calculations of these non-GAAP measures. We believe the complexity of the reconciliations of these non-GAAP measures, if not broken down into those steps, would limit the reconciliations' usefulness to investors. We propose to provide in future filings the following summary reconciliations which, for illustrative purposes, reflect the results for the quarterly periods included in our Form 8-K filed January 31, 2017, and which would be presented in addition to the more detailed, multi-step reconciliations, such as those in the Form 8-K filed January 31, 2017, that we have historically presented.
Exhibit I - 1

	For the Three Months Ended
(Dollars in millions)	Dec. 31, 2016	Sept. 30, 2016	Jun. 30, 2016	Mar. 31, 2016	Dec. 31, 2015	Sept. 30, 2015	Jun. 30, 2015	Mar. 31, 2015
Reconciliation of GAAP return on equity to adjusted return on capital (Annualized)
GAAP return on equity (1)	29.9%	30.6%	32.8%	31.3%	34.2%	33.1%	36.4%	38.7%
Non-GAAP adjustments	-18.2%	-18.8%	-20.9%	-19.2%	-21.4%	-20.5%	-23.7%	-26.1%
Adjusted return on capital	11.7%	11.8%	11.9%	12.1%	12.8%	12.6%	12.7%	12.6%

Reconciliation of GAAP net income to economic profit
GAAP net income	$87.6	$85.9	$84.9	$74.4	$80.0	$74.0	$74.2	$71.5
Non-GAAP adjustments	9.1	6.5	4.3	7.9	3.3	4.9	1.3	0.6
Adjusted net income	96.7	92.4	89.2	82.3	83.3	78.9	75.5	72.1
Adjusted interest expense (after-tax)	17.0	16.4	15.7	14.5	13.8	13.3	12.9	9.9
Adjusted net income plus interest expense (after-tax)	113.7	108.8	104.9	96.8	97.1	92.2	88.4	82.0
Less: cost of capital (2)	49.4	44.3	43.5	40.2	39.7	38.0	35.0	30.4
Economic profit	$64.3	$64.5	$61.4	$56.6	$57.4	$54.2	$53.4	$51.6

(1) Calculated by dividing GAAP net income by GAAP average shareholders' equity.
(2) Calculated by multiplying the cost of capital percentage by adjusted average capital.
2.    Please tell us how you considered whether the floating yield adjustment, described on page 13, represents an individually tailored recognition and measurement method which could violate Rule 100(b) of Regulation G. Please refer to Question 100.04 of the Compliance and Disclosure Interpretations for guidance.
Question 100.04 of the Compliance and Disclosure Interpretations (“Question 100.04”) specifically addresses the issue of a non-GAAP measurement that would accelerate revenue recognition ratably over time. The Staff’s answer to Question 100.04 stated that "Non-GAAP measures that substitute individually tailored revenue recognition and measurement methods for those of GAAP could violate Rule 100(b) of Regulation G”.

Our floating yield adjustment does not accelerate revenue recognition. In fact, it reduces revenue by taking amounts that are reported under GAAP as provision for credit losses and instead treating them as reductions of revenue over time. Our floating yield adjustment recognizes revenue on a level-yield basis based upon forecasted cash flows. We believe recognizing loan revenue on a level-yield basis is reasonable, conforms to industry practice, and matches the economics of the business.

Our floating yield adjustment recognizes amounts in revenue over time that are, under GAAP, reported as one-time expenses - provision for credit losses. We make this adjustment because GAAP treats increases to expected cash flows as additional revenue over time, while it treats decreases in expected cash flows as one-time expenses recorded when the cash flow forecast changes. Our floating yield adjustment provides a measure of income that treats increases and decreases in expected cash flows in the same manner - as yield adjustments. GAAP diverges from economic reality in the way it deals with changes in expected cash flows. The expected cash flows from a loan portfolio are not known with certainty. Instead, they are estimated. From an economic standpoint, if forecasted cash flows from one loan pool increase by $1,000 and forecasted cash flows from another loan pool decrease by $1,000, no change in our shareholders’ economic position has occurred1. GAAP, however, requires us to record the $1,000 decrease as an expense in the current period (recorded as a provision for credit losses2), and to record the $1,000 favorable change as revenue over the remaining life of the loan pool. The floating yield adjustment provides a measure that treats both favorable and unfavorable changes in expected cash flows consistently. That is, both types of changes are treated as adjustments to our loan yield over time. In addition, the floating yield adjustment simplifies our adjusted financial results by eliminating the provision for credit losses, which is both volatile and not well understood by many investors.

_______________________
1This example assumes that the forecast changes for these two loan pools exhibit the same cash flow timing.
2The amount of current period provision expense recorded under GAAP is based on the present value of the decrease in forecasted cash flows, which considers both the amount and timing of the forecast change.

Exhibit I - 2

A comparison of our GAAP and adjusted results in 2015 illustrates why we think adjusted results provide a useful representation of our business performance. In 2015, the floating yield adjustment increased adjusted net income by $12.9 million. The immediately-preceding paragraph’s hypothetical example in which the estimated cash flows from one dealer pool increase by $1,000 and those from another pool decrease by the same amount is similar to what occurred in 2015 within our Dealer Loan portfolio. Approximately 41% of our dealer pools experienced an unfavorable change in cash flow estimates during 2015, totaling $40.7 million (undiscounted), while the remaining 59% experienced a favorable change, totaling $44.3 million (undiscounted). The net impact of these changes was an increase in our undiscounted expected cash flows of $3.6 million. This favorable change represents additional revenue that we expect to realize over time through cash collections on our loan portfolio. Because GAAP treats decreases in expected cash flows differently than increases, this net increase in expected cash flows was instead reported as a current-period provision expense of $41.8 million3, representing the decreases in expected cash flows on those dealer pools that experienced negative changes in estimates, while the increased estimates will be reflected in revenues over the life of the loans. Our adjusted results record the net additional revenue over the life of the expected cash flows at a constant yield.

We believe the effect of the asymmetrical GAAP treatment is amplified by our business model. We believe the GAAP treatment was originally developed considering large pools of loans, such as those under our Purchased Loan portfolio that are aggregated by month of purchase. For our Dealer Loan portfolio (the majority of our total loan portfolio), loans are aggregated into pools by individual dealer. As a result, we have numerous pools (in excess of 20,000 at December 31, 2016) that contain a relatively small number of loans. While our forecasts for loans assigned in any period have been stable and accurate in aggregate historically, our forecasts at the individual dealer level are highly volatile due to the small number of loans in each pool.

We also believe the FASB’s thinking around the current asymmetrical GAAP treatment has changed. Under ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments, issued in June 2016, favorable and unfavorable forecast changes in expected cash flows will be treated consistently.

Management uses the adjusted net income, adjusted EPS and economic profit non-GAAP measures (all of which include the floating yield adjustment) to assess our financial performance, make capital allocation decisions and determine incentive compensation (e.g. quarterly profit sharing, annual cash bonuses and vesting of long-term stock awards). Our CEO’s annual shareholder letter (an excerpt from the letter disseminated in April 2016 is attached as Exhibit A) includes an extensive discussion of adjusted net income, adjusted EPS and economic profit. Our Compensation Discussion and Analysis disclosures in our annual proxy statements (a copy of such disclosures from our proxy statement filed in April 2016 is attached as Exhibit B) detail how these performance measures are used in the compensation plans for our named executive officers, including the specific formulas for calculating each named executive officer’s short-term and longer-term incentive compensation. The principal component of our CEO’s incentive compensation is performance-based restricted stock awards granted in 2012 that vest over a 15 year period based upon the achievement of growth targets in economic profit. If vesting targets are achieved, it is likely that the vast majority of his total compensation over this period will be realized from these performance-based restricted stock awards. Our Compensation Discussion and Analysis disclosures also detail why our Board of Directors believe the use of these performance measures aligns executive compensation with the interests of shareholders. We believe our floating yield adjustment is critical for ensuring that these performance measures reflect economic reality. In addition, our performance-based restricted stock award grant agreements, including the 15 year CEO grant discussed above, specifically reference the floating yield adjustment as a non-GAAP adjustment that is used to determine the achievement of vesting targets. As the floating yield adjustment directly impacts the performance measures used in our executive compensation plans, we believe disclosure of this adjustment in our earnings releases is relevant to investors.

We note the statement in the response to Question 100.04 that “Other measures that use individually tailored recognition and measurement methods for financial statement line items other than revenue may also violate Rule 100(b) of Regulation G” (emphasis added). For the reasons described above, we believe our floating yield adjustment is currently presented in a manner which reflects both the economic reality of our business and how the business is managed, provides valuable supplemental information to help investors better understand our business and executive compensation, and is not misleading when taken together with the information accompanying this adjustment and other accompanying discussion. Therefore, we believe our current presentation is in compliance with Question 100.04 and Rule 100(b) of Regulation G.

_______________________
3The amount of current period provision expense recorded under GAAP is based on the present value of the decrease in expected cash flows, which considers both the amount and timing of the forecast change. The provision expense for 2015 exceeded the amount of the unfavorable change in cash flows estimates primarily as a result of a deceleration in cash flow timing for these dealer pools in addition to the decrease in the amount of expected cash flows.
Exhibit I - 3

3.    Please explain to us why your floating yield adjustment has consistently resulted in increases, i.e. positive adjustments, to GAAP revenue for each of the periods presented.
As discussed above, our floating yield adjustment reduces revenue by taking amounts that are reported under GAAP as provision for credit losses and instead treating them as reductions of revenue over time. The floating yield adjustment represents the adjustment to GAAP revenue after GAAP revenue has been reduced by provision for credit losses. As a result, the floating yield adjustment and the provision for credit losses reported in our reconciliation of adjusted revenue must be combined to determine the net impact of the floating yield adjustment on GAAP revenue. The following table calculates the net impact of the floating yield adjustment on GAAP revenue for the quarterly periods included in our Form 8-K filed January 31, 2017.

	For the Three Months Ended
(Dollars in millions)	Dec. 31, 2016	Sept. 30, 2016	Jun. 30, 2016	Mar. 31, 2016	Dec. 31, 2015	Sept. 30, 2015	Jun. 30, 2015	Mar. 31, 2015
Adjusted revenue
GAAP total revenue	$256.2	$246.6	$238.5	$227.9	$217.8	$210.2	$203.1	$194.2
Floating yield adjustment (A)	13.0	10.9	7.5	13.2	7.1	8.0	3.5	1.8
Provision for credit losses (B)	(27.4)	(22.8)	(17.9)	(22.1)	(13.6)	(13.3)	(8.0)	(6.2)
Provision for claims	(5.6)	(6.6)	(7.0)	(6.8)	(7.0)	(8.4)	(9.2)	(8.6)
Adjusted revenue	$236.2	$228.1	$221.1	$212.2	$204.3	$196.5	$189.4	$181.2

Net impact of floating yield adjustment (A+B)	$(14.4)	$(11.9)	$(10.4)	$(8.9)	$(6.5)	$(5.3)	$(4.5)	$(4.4)

When the floating yield adjustment and provision for credit losses are combined, the net impact of the floating yield adjustment has consistently resulted in decreases to GAAP revenue for each of the periods presented. Over the life of a loan, adjusted revenue will equal GAAP revenue less provision for credit losses.

The floating yield adjustment has increased GAAP net income in each of the periods presented due to the performance of our loan portfolio and the growth of our loan portfolio during these periods. We record large provisions for credit losses under GAAP and our floating yield adjustment increases GAAP net income in periods where the performance of our loan portfolio does not meet our expectations at the start of the period and/or we experience significant growth in our loan portfolio. This was the case in 2015 and 2016 when the floating yield adjustment increased GAAP net income. We record small or negative provisions for credit losses under GAAP and our floating yield adjustment reduces GAAP net income in periods where the performance of our loan portfolio exceeds our expectations at the start of the period and/or we experience limited growth in our loan portfolio. This was the case in 2013 and 2014 when the floating yield adjustment decreased GAAP net income. The table in Exhibit A shows the floating yield adjustment for each of the past 15 years. Over time, our cumulative net income will be the same, regardless of whether we use the GAAP recognition method or the floating yield recognition method.

If you have any questions concerning the foregoing, please contact me at (248) 353-2700 ext. 4575.
Sincerely,
/s/ Kenneth S. Booth
Kenneth S. Booth
Chief Financial Officer
Credit Acceptance Corporation

cc:    Michael Volley, Staff Accountant, Division of Corporation Finance, U.S. Securities and Exchange Commission

Exhibit I - 4

Exhibit A
Adjusted Results and Economic Profit Excerpts from CEO’s Shareholder Letter
Exhibit 99.1 to Form 8-K filed on April 13, 2016

Exhibit I - 5

ADJUSTED RESULTS

Our reported financial results include both GAAP and adjusted numbers. Historically, to arrive at the latter, we have adjusted the GAAP results to normalize tax rates, eliminate non-recurring expenses and eliminate discontinued operations. For simplicity, I have excluded these adjustments from prior-year letters. However, there are three other adjustments which I have previously discussed: (1) a floating yield adjustment, (2) a program fee yield adjustment, and (3) a senior notes adjustment. These are explained below:

Floating yield adjustment

The purpose of this adjustment is to modify the calculation of our GAAP-based finance charge revenue so that both favorable and unfavorable changes in expected cash flows from loans receivable are treated consistently. To make the adjustment understandable, we must first explain how GAAP requires us to account for finance charge revenue, which is our primary revenue source.

Credit Acceptance is an indirect lender, which means that the loans are originated by an automobile dealer and immediately assigned to us. We compensate the automobile dealer for the loan through two types of payments. The first payment is made at the time of origination. The remaining compensation is paid over time based on the performance of the loan. The amount we pay at the time of origination is called an advance; the portion paid over time is called dealer holdback.

The finance charge revenue we will recognize over the life of the loan equals the cash we collect from the loan (i.e., repayments by the consumer), less the amounts we pay to the dealer (advance + dealer holdback). In other words, the finance charge revenue we will recognize over the life of the loan equals the cash inflows from the loan less the cash outflows to acquire the loan. This amount, plus a modest amount of revenue from other sources, less our operating expenses, interest and taxes, is the sum that will ultimately be paid to shareholders or reinvested in new assets.

Under our current GAAP accounting methodology, finance charge revenue is recognized on a level-yield basis. That is, the amount of loan revenue recognized in a given period, divided by the loan asset, is a constant percentage. Recognizing loan revenue on a level-yield basis is reasonable, conforms to industry practice, and matches the economics of the business.

Where GAAP diverges from economic reality is in the way it deals with changes in expected cash flows. The expected cash flows from a loan portfolio are not known with certainty. Instead, they are estimated. From an economic standpoint, if forecasted cash flows from one loan pool increase by $1,000 and forecasted cash flows from another loan pool decrease by $1,000, no change in our shareholders’ economic position has occurred. GAAP, however, requires the Company to record the $1,000 decrease as an expense in the current period (recorded as a provision for credit losses), and to record the $1,000 favorable change as income over the remaining life of the loan pool.

For those relying on our GAAP financial statements, this disparate treatment has the effect of understating net income in the current period, and overstating it in future periods.

The floating yield adjustment reverses the GAAP-caused distortion by treating both favorable and unfavorable changes in expected cash flows consistently. That is, both types of changes are treated as adjustments to our loan yield over time. In addition, the floating yield adjustment has the benefit of simplifying our adjusted1 financial results by eliminating the provision for credit losses, which is both volatile and not well understood by many investors.

1The adjusted financial results can be derived from the data in our press releases.

Exhibit I - 6

Program fee yield adjustment

The purpose of this adjustment is to make the results for program fee revenue comparable across time periods. In 2001, the Company had begun charging dealers a monthly program fee. In accordance with GAAP, this fee was being recorded as revenue in the month the fee was charged. However, based on feedback from field sales personnel and dealers, the Company concluded that structuring the fee in this way was contributing to increased dealer attrition. To address the problem, the Company changed its method for collecting these fees.

As of January 1, 2007, the Company began to take the program fee out of future dealer holdback payments instead of collecting it in the current period. The change reduced per loan profitability, since cash that previously was collected immediately is now collected over time. In addition, the change required us to modify our GAAP accounting method for program fees. Starting January 1, 2007, the Company began to record program fees for GAAP purposes as an adjustment to the loan yield, effectively recognizing the fees over the term of the dealer loan. This revised GAAP treatment is more consistent with the cash economics. To allow for proper comparisons, the program fee adjustment applies the revised GAAP treatment to all pre-2007 periods. (Starting in 2012, this adjustment is no longer required since all pre-2007 program fees have now been fully recognized.)

Senior notes adjustment

On January 22, 2014, we issued $300 million of 6.125% senior notes due 2021 (the “2021 notes”). On February 21, 2014, we used the net proceeds from the 2021 notes, together with borrowings under our revolving credit facilities, to redeem in full the $350 million outstanding principal amount of our 9.125% senior notes due 2017 (the “2017 notes”).

Under GAAP, the redemption of the 2017 notes was considered an extinguishment of debt. For the quarter ended March 31, 2014, our GAAP financial results included a pre-tax loss of $21.8 million on extinguishment of debt. In addition, the quarter included $1.4 million of additional interest expense caused by a one-month lag from the issuance of the 2021 notes to the redemption of the 2017 notes. These two items collectively reduced 2014 consolidated net income by $14.6 million, or $0.62 per diluted share.

Under our non-GAAP approach, we deferred the two items as debt-issuance costs, and are recognizing them ratably as interest expense over the term of the 2021 notes. The non-GAAP approach records the net benefit of the refinancing-i.e., the lower interest cost of the 2021 notes less the cost of paying off the 2017 notes early-over the period the new notes will be outstanding.

Exhibit I - 7

The following tables show net income and net income per share (diluted) for 2001-2015 after the three adjustments:

($ in millions)
	GAAP net income	Floating yield adjustment	Program fee adjustment[1]	Senior notes adjustment	Adjusted net income[2]	Year-to-year change
2001	$24.7	$1.2	$(1.1)	$—	$24.8
2002	$29.8	$2.8	$(2.2)	$—	$30.4	22.5%
2003	$24.7	$1.4	$(2.1)	$—	$24.0	-21.2%
2004	$57.3	$(0.1)	$(1.0)	$—	$56.2	134.4%
2005	$72.6	$(2.2)	$(2.1)	$—	$68.3	21.5%
2006	$58.6	$0.4	$(2.8)	$—	$56.2	-17.6%
2007	$54.9	$3.6	$5.0	$—	$63.5	12.8%
2008	$67.2	$13.1	$2.0	$—	$82.3	29.7%
2009	$146.3	$(19.6)	$0.8	$—	$127.5	54.9%
2010	$170.1	$0.5	$0.3	$—	$170.9	34.0%
2011	$188.0	$7.1	$0.3	$—	$195.4	14.4%
2012	$219.7	$—	$—	$—	$219.7	12.4%
2013	$253.1	$(2.5)	$—	$—	$250.6	14.1%
2014	$266.2	$(6.0)	$—	$12.5	$272.7	8.8%
2015	$299.7	$12.9	$—	$(2.0)	$310.6	13.9%

Compound annual growth rate 2001-2015						19.8%

	GAAP net income per share (diluted)	Floating yield adjustment per share (diluted)	Program fee adjustment per share (diluted)[1]	Senior notes adjustment per share (diluted)	Adjusted net income per share (diluted)[2]	Year-to-year change
2001	$0.57	$0.03	$(0.03)	$—	$0.57
2002	$0.69	$0.06	$(0.05)	$—	$0.70	22.8%
2003	$0.57	$0.03	$(0.05)	$—	$0.55	-21.4%
2004	$1.40	$—	$(0.03)	$—	$1.37	149.1%
2005	$1.85	$(0.06)	$(0.05)	$—	$1.74	27.0%
2006	$1.66	$0.01	$(0.08)	$—	$1.59	-8.6%
2007	$1.76	$0.11	$0.16	$—	$2.03	27.7%
2008	$2.16	$0.42	$0.07	$—	$2.65	30.5%
2009	$4.62	$(0.62)	$0.03	$—	$4.03	52.1%
2010	$5.67	$0.02	$0.01	$—	$5.70	41.4%
2011	$7.07	$0.26	$0.01	$—	$7.34	28.8%
2012	$8.58	$—	$—	$—	$8.58	16.9%
2013	$10.54	$(0.11)	$—	$—	$10.43	21.6%
2014	$11.92	$(0.27)	$—	$0.56	$12.21	17.1%
2015	$14.28	$0.62	$—	$(0.10)	$14.80	21.2%

Compound annual growth rate 2001-2015						26.2

1The program fee adjustment was concluded in 2011.
2The adjusted net income and adjusted net income per share (diluted) results and year-to-year changes shown in the tables differ slightly from those published in the Company’s year-end earnings releases. That is because the earnings release figures include additional adjustments related to taxes, non-recurring expenses and discontinued operations. Those additional adjustments have been excluded from the tables for simplicity.

Exhibit I - 8

As the second table shows, adjusted net income per share (diluted) increased 21.2% in 2015. Over the full 15-year period, adjusted net income per share (diluted) increased at an annual compounded rate of 26.2%. While this compounded rate is very similar to the one for GAAP net income per share (25.9%), in certain years the adjustments led to significant differences between GAAP and adjusted results.

The program fee adjustment had a significant impact in 2007, while the floating yield adjustment had a significant impact in 2008 and 2009. During 2008, we reduced our expectations for loan performance, causing GAAP net income to be less than adjusted net income (since GAAP requires decreases in expected cash flows to be recorded as an expense in the current period). Then, as 2009 progressed, it became clear that we had reduced our expectations by too much in 2008, so in 2009 we reversed a portion of the expense. In addition, the new loans we wrote in 2009 performed better than we expected.

The effect of better-than-expected results was to make GAAP net income in 2009 considerably higher than adjusted net income-the opposite of the relationship seen in 2008. When the two years are combined, the GAAP result is very similar to the adjusted result; however, when 2008 and 2009 are viewed separately, we believe that the adjusted results more accurately reflect our performance in each year.

In 2015, the floating yield adjustment increased adjusted net income per share by $0.62, or 4.3%. A comparison of our GAAP and adjusted results in 2015 illustrates why we think adjusted results are a more accurate representation of our business performance. In my explanation above of the floating yield adjustment, I used an example where the estimated cash flows from one dealer pool increase by $1,000 and those from another pool decrease by the same amount. If this occurs, GAAP requires a $1,000 provision expense to be recorded in the current period even though our economic position is unchanged.

This example is very similar to what occurred in 2015. Approximately 41.0% of our dealer pools experienced an unfavorable change in cash flow estimates during 2015, totaling $40.7 million, while the remaining 59.0% experienced a favorable change, totaling $44.3 million. The net impact of these changes was an increase in our expected cash flows of $3.6 million. This favorable change represents additional revenue that we expect to realize over time through cash collections on our loan portfolio. Our adjusted results record this additional revenue in a logical and straightforward manner-over the life of the expected cash flows at a constant yield. In contrast, our GAAP results, through the asymmetrical treatment of individual loan pools, reflect this overall favorable change by recording a current-period provision expense of $41.8 million.

Over time, our cumulative earnings will be the same, regardless of which accounting method is used. The floating yield adjustment which caused adjusted results to exceed GAAP results in 2015 will have the opposite impact at some point in the future. This pattern can be seen most recently for the 2011-2014 period. In 2011, the floating yield adjustment caused adjusted results to exceed GAAP results. As our loan growth slowed, the floating yield adjustment caused GAAP results to exceed adjusted results in 2013 and 2014.

Exhibit I - 9

ECONOMIC PROFIT

We use a financial metric called Economic Profit to evaluate our financial results and determine incentive compensation. Besides including the three adjustments discussed above, Economic Profit differs from GAAP net income in one other important respect: Economic Profit includes a cost for equity capital.

The following table summarizes Economic Profit for 2001-2015:

($ in millions)	Adjusted net income	Imputed cost of equity[1]	Economic Profit	Year-to-year change
2001	$24.8	$(29.6)	$(4.8)
2002	$30.4	$(35.5)	$(5.1)	—
2003	$24.0	$(34.7)	$(10.7)	—
2004	$56.2	$(34.4)	$21.8	—
2005	$68.3	$(34.5)	$33.8	55.0%
2006	$56.2	$(29.6)	$26.6	-21.3%
2007	$63.5	$(27.3)	$36.2	36.1%
2008	$82.3	$(35.7)	$46.6	28.7%
2009	$127.5	$(46.0)	$81.5	74.9%
2010	$170.9	$(47.8)	$123.1	51.0%
2011	$195.4	$(51.1)	$144.3	17.2%
2012	$219.7	$(56.7)	$163.0	13.0%
2013	$250.6	$(75.2)	$175.4	7.6%
2014	$272.7	$(87.8)	$184.9	5.4%
2015	$310.6	$(92.9)	$217.7	17.7%

Economic Profit improved 17.7%2 in 2015, to $217.7 million from $184.9 million in 2014. In 2001, Economic Profit had been a negative $4.8 million.

1We determine the imputed cost of equity by using a formula that considers the risk of the business and the risk associated with our use of debt. The formula is as follows: average equity x {(the average 30-year treasury rate + 5%) + [(1 - tax rate) x (the average 30-year treasury rate + 5% - pre-tax average cost-of-debt rate) x average debt/(average equity + average debt x tax rate)]}.
2The improvement in Economic Profit reported in the Company’s 2015 year-end earnings release is 17.6%, as the earnings release reflects a normalized tax rate for each period, an adjustment that is omitted from this letter for simplicity.

Exhibit I - 10

Economic Profit is a function of three variables: the adjusted average amount of capital invested, the adjusted return on capital, and the adjusted weighted average cost of capital. The following table summarizes our financial performance in these areas for the last 15 years1:

($ in millions)	Adjusted average capital invested	Adjusted return on capital	Adjusted weighted average cost of capital	Spread
2001	$469.9	7.4%	8.4%	-1.0%
2002	$462.0	7.7%	8.9%	-1.2%
2003	$437.5	6.6%	9.0%	-2.4%
2004	$483.7	13.1%	8.6%	4.5%
2005	$523.4	14.7%	8.3%	6.4%
2006	$548.5	12.9%	8.1%	4.8%
2007	$710.1	12.1%	7.0%	5.1%
2008	$975.0	11.2%	6.4%	4.8%
2009	$998.7	14.9%	6.7%	8.2%
2010	$1,074.2	18.7%	7.2%	11.5%
2011	$1,371.1	16.9%	6.4%	10.5%
2012	$1,742.8	14.9%	5.5%	9.4%
2013	$2,049.2	14.2%	5.7%	8.5%
2014	$2,338.1	13.2%	5.3%	7.9%
2015	$2,831.9	12.7%	5.0%	7.7%

Compound annual growth rate 2001-2015	13.7

1See Exhibit A for a reconciliation of the above adjusted financial measures to the most directly comparable GAAP financial measures.

As the table shows, we earned less than our cost of capital in 2001, 2002 and 2003. Although we were making steady progress in improving per loan profitability during this period, we were forced to reduce originations in 2002 due to capital constraints, and we recorded a $7.2 million (after-tax) impairment expense in 2003 related to the liquidation of our United Kingdom operation. Both of these actions negatively impacted the reported results.

In each year from 2004 through 2015, Economic Profit was positive, and in each of those years except 2006, Economic Profit improved. The 2006 decline in Economic Profit was due to two factors: a $7.0 million (after-tax) charge related to the settlement of litigation that had arisen from an activity occurring 10 years prior; and a $4.4 million after-tax gain from discontinued operations recorded in 2005. In certain years (2007-2008, 2011-2015), Economic Profit improved mainly as a result of our growing the adjusted amount of capital invested. In other years (2004, 2009 and 2010), the driver was mainly an increase in the adjusted return on capital. In 2005, we combined modest growth in invested capital with a higher return on capital. That was also the case in 2006, since after adjustment for the $7.0 million and $4.4 million unusual items mentioned above, the return on capital in 2006 was higher than in 2005.

There are several trends worth mentioning. First, we have grown adjusted average capital each year since 2003. The growth has been due to an increase in the number of dealers using our program partially offset by a general decline in the volume per dealer. We discuss this in more detail later in this letter.

Exhibit I - 11

Second, while the return on capital has been volatile, expenses as a percentage of capital have declined for eight of the last nine years, from 15.0% in 2006 to 7.1% in 2015. We expect this trend to continue as long as we grow, due to the fixed nature of a portion of our expenses. The volatility in the return on capital is due to the revenue component, which moves up and down based on the competitive environment. When the competitive environment is favorable, we reduce advance rates (the amount we pay to the dealer at loan origination), and that increases our return. When the competitive environment worsens, the opposite occurs. But growing expenses more slowly than capital allows us to achieve greater returns in both favorable and unfavorable environments.

Finally, a disproportionate amount of the improvement in Economic Profit occurred in a two-year period (2009-2010) during which competition was weakened as a result of the financial crisis. Since 2001, Economic Profit has improved by $222.5 million. Of that gain, 34.4% was added in just those two years.

In 2011-2014, Economic Profit continued to grow, but the rate of growth slowed each year, dropping from a 17.2% increase in 2011 to a 5.4% increase in 2014. In each year, average capital invested grew, but also at a progressively slower rate. Meanwhile, the spread between the return on capital and the weighted average cost of capital narrowed in each of those years. We attribute the slower rate of growth in Economic Profit to the combination of a more challenging competitive environment and the difficulty of growing a larger capital base at the same rate.

Given the trend’s causes, it would have been reasonable to expect it to continue in 2015. However, the trend reversed last year. Economic Profit grew by 17.7% as average capital invested grew 21.1% and the spread between return on capital and cost of capital decreased by only 20 basis points (2.5%). Although the competitive environment continued to be difficult, the progress we made in expanding the field sales force and improving its quality was enough to offset the impact of the difficult environment.

Exhibit I - 12

Exhibit B
Compensation Discussion and Analysis Excerpt
Definitive Proxy Statement filed on April 29, 2016

Exhibit I - 13

COMPENSATION DISCUSSION AND ANALYSIS

Compensation of Executive Officers

This Compensation Discussion and Analysis describes the elements of compensation for the following individuals, collectively referred to as the “named executive officers”:

•Brett A. Roberts, Chief Executive Officer;
•Steven M. Jones, President;
•Kenneth S. Booth, Chief Financial Officer;
•Charles A. Pearce, Chief Legal Officer and Corporate Secretary;
•Arthur L. Smith, Chief Analytics Officer; and
•Daniel A. Ulatowski, Chief Sales Officer.

General Philosophy

Our executive compensation programs are designed to achieve the following objectives:

•attract and retain individuals that will drive business success; and
•provide appropriate incentives that reward outstanding financial performance and align the interests of executives and shareholders.

We accomplish these objectives through compensation programs that:

•contain a significant component tied to Company performance;
•provide competitive overall compensation if performance objectives are achieved; and
•encourage participants to act as owners.

Overall Process

The Executive Compensation Committee (the “Compensation Committee”) oversees and approves our overall compensation strategy and determines all aspects of compensation for our Chief Executive Officer. The Compensation Committee also determines compensation for other named executive officers after considering recommendations supplied by our Chief Executive Officer.

The Compensation Committee periodically reviews all aspects of executive compensation and determines if existing plans are effective in meeting the objectives described above. Such reviews are typically conducted at the first meeting of each fiscal year. From time to time, the Compensation Committee may make modifications to existing plans or adopt new plans. The Compensation Committee does not use compensation consultants or peer groups.

Compensation - Mr. Roberts, Chief Executive Officer

Compensation for Mr. Roberts, our Chief Executive Officer, includes a base salary and equity-based incentive compensation.

Base salaries at all levels in the organization are designed to provide a level of basic compensation and allow us to recruit and retain qualified team members. Mr. Roberts’ base salary was determined by the Compensation Committee after considering the following:

•the performance of Credit Acceptance over Mr. Roberts’ tenure as Chief Executive Officer;
•an assessment of Mr. Roberts’ individual performance;
•market data;
•internal benchmarks; and
•other components of Mr. Roberts’ total compensation plan.
Exhibit I - 14

In January 2016, the Compensation Committee determined Mr. Roberts’ annual base salary of $1,025,000 for 2015 will remain unchanged for 2016, based on the determination that his overall compensation plan did not require adjustment and is working as intended.

The principal component of Mr. Roberts’ incentive compensation plan is comprised of performance-based restricted stock unit (“RSU”) and restricted share awards that vest over a 15 year period based upon the achievement of growth targets in economic profit, a non-GAAP financial measure. Economic profit measures how efficiently we utilize our total capital, both debt and equity. Management uses economic profit to assess our performance as well as to make capital allocation decisions. Management believes this measure is important to shareholders because it allows shareholders to compare the returns we earn by investing capital in our core business with the return they could expect if we returned capital to shareholders and they invested in other securities. Economic profit is defined, for the purposes of the RSU and restricted share vesting calculation, as net income (adjusted for non-recurring items and certain non-GAAP adjustments, as included in our earnings releases) less a cost of capital. The cost of capital includes a cost of debt and a cost of equity. The cost of equity is determined based on a formula that considers the risk of the business (assessed at 5% + the average 30-year treasury rate) and the risk associated with our use of debt. The actual formula utilized for determining the cost of equity is as follows: (the average 30-year treasury rate + 5%) + [(1 - tax rate) x (the average 30-year treasury rate + 5% - the pre-tax average cost of debt rate) x average debt/(average equity + average debt x tax rate)].

On March 26, 2012, the Compensation Committee approved an award of 310,000 RSUs and 190,000 restricted shares to Mr. Roberts. Each RSU represents and has a value equal to one share of our Common Stock. The 310,000 RSUs are eligible to vest over a ten year period starting in 2012 based upon the cumulative dollar amount of improvement in annual economic profit as compared to the annual economic profit for 2011. The RSUs are eligible to vest beginning in 2012 based on the following formula: Cumulative improvement in economic profit divided by $200 million multiplied by 310,000. The cumulative number of RSUs that may be vested as of the end of any year may not exceed 31,000 (or 10% of the total) multiplied by the number of full calendar years that have elapsed since January 1, 2012.

In 2015, under the formula described above, 50,212 of the 60,291 RSUs eligible to vest were approved for vesting by the Compensation Committee in January 2016. As of the Record Date, 113,921 of the 310,000 RSUs awarded to Mr. Roberts on March 26, 2012 have vested. Vested RSUs from the March 26, 2012 award will be settled in stock in equal installments on December 31, 2022, 2023, 2024, 2025 and 2026.

The grant of 190,000 restricted shares is comprised of 90,000 restricted shares that vest over a ten year period starting in 2012 and 100,000 restricted shares that vest over a five year period beginning in 2022.

The 90,000 restricted shares are eligible to vest beginning in 2012 based on the following formula: Cumulative improvement in economic profit divided by $200 million multiplied by 90,000. The cumulative number of restricted shares that may be vested as of the end of any year may not exceed 9,000 (or 10% of the total) multiplied by the number of full calendar years that have elapsed since January 1, 2012. Any of the 90,000 restricted shares that vest will be subject to sale restrictions that will prevent the shares from being sold until such restrictions lapse.

The 100,000 restricted shares are eligible to vest in equal installments if economic profit exceeds $343,143,000 in 2022, 2023, 2024, 2025 and 2026. Any of the 100,000 restricted shares that vest will be distributed at the time of vesting.

In 2015, under the formula described above, 14,578 of the 17,504 restricted shares eligible to vest were approved for vesting by the Compensation Committee in January 2016. As of the Record Date, 33,074 of the 190,000 restricted shares awarded to Mr. Roberts have vested. The sales restrictions of the vested restricted shares will generally lapse in equal installments on December 31, 2022, 2023, 2024, 2025 and 2026; provided, however, that the sales restrictions will proportionally lapse on an earlier date in the event that the Company repurchases shares or pays a cash dividend based on the aggregate number of shares repurchased divided by the number of Company shares outstanding and/or the aggregate amount of cash paid as a dividend, divided by the fair market value of the Company, as applicable.

If the Company pays a cash dividend, the amount of such dividend will be paid in additional restricted shares for any unvested restricted shares and in additional RSUs for any undistributed RSUs. The amount of such dividend will be paid in cash for any vested restricted shares.

Exhibit I - 15

The Compensation Committee believes that the RSUs and restricted shares granted to Mr. Roberts appropriately align his compensation with the interests of shareholders as a result of the following:

•the financial rewards will be received only if long-term economic profit increases over time;
•the amount of compensation received will be proportionate to the amount of shareholder wealth created as measured by the share price; and
•the RSU and restricted share awards are long-term in nature, which will incentivize Mr. Roberts to take actions that will benefit shareholders longer-term.

The allocation between cash and equity compensation, and between short- and long-term incentives, was determined based on the discretion of the Compensation Committee. The ultimate allocation will depend on our future performance and future changes in our share price. If vesting targets are achieved, it is likely that a substantial percentage of the amount realized will be from long-term, equity-based incentives, which is consistent with the philosophy of the Compensation Committee that executive compensation should be linked to long-term shareholder value. Since a substantial portion of the amounts to be realized by Mr. Roberts will be restricted until 2022, the Compensation Committee believes this plan creates an incentive for Mr. Roberts to take actions and make decisions that will benefit us over a long-term time period. Such incentives are believed to be appropriate given the nature of the duties and responsibilities assigned to the Chief Executive Officer.

Mr. Roberts also maintains a substantial ownership stake in Credit Acceptance. As of the Record Date, Mr. Roberts owned 202,090 shares of our Common Stock, 156,926 unvested shares of restricted stock and 109,963 vested RSUs.

Compensation - Other Named Executive Officers

Base Salaries. Base salaries at all levels in the organization are designed to provide a level of basic compensation and allow us to recruit and retain qualified team members. Base salaries are determined by the Compensation Committee after reviewing recommendations supplied by our Chief Executive Officer. The recommendations were based on the following factors:

•the performance of Credit Acceptance;
•an assessment of the named executive officer’s individual performance;
•market data;
•internal benchmarks;
•other non-equity and equity compensation components of the named executive officer’s total compensation plan; and
•roles and responsibilities for each named executive officer.

In January 2016, the Compensation Committee determined 2016 base salaries for our named executive officers other than our Chief Executive Officer. Based on the criteria stated above, the Compensation Committee approved the following base salary changes:

Name	2016	2015	Increase
Steven M. Jones	$705,469	$671,875	5.0%
Kenneth S. Booth	507,938	483,750	5.0%
Charles A. Pearce	507,938	483,750	5.0%
Arthur L. Smith	507,938	483,750	5.0%
Daniel A. Ulatowski	507,938	483,750	5.0%
The increases to base salaries were determined based on a combination of Company results for 2015 and each employee’s individual performance attainments for the year.

Incentive Compensation - Messrs. Jones, Booth, Pearce, Smith, and Ulatowski. The incentive compensation plan for Messrs. Jones, Booth, Pearce, Smith, and Ulatowski attempts to balance annual and long-term Company performance and is comprised of RSU awards and annual cash awards.

Exhibit I - 16

On January 29, 2014, the Compensation Committee approved awards of 8,400 RSUs to Mr. Jones, and 6,000 RSUs each to Messrs. Booth, Pearce, Smith, and Ulatowski. The RSUs awarded to Messrs. Jones, Booth, Pearce, Smith, and Ulatowski vest over a three year performance period starting in 2014, based upon the compound annual growth rate of adjusted net income per diluted share (“Adjusted EPS”) over the performance period. Adjusted EPS is a non-GAAP financial measure that management uses to assess the financial performance of the Company. Adjusted EPS is defined, for the purpose of the RSU vesting calculation, as GAAP net income adjusted for non-recurring items and certain non-GAAP adjustments, as included in our earnings releases, divided by the weighted average number of diluted shares outstanding. Vesting for each year of the performance period will be determined as follows:

Year 1
•If the compound annual growth rate of Adjusted EPS is at least 5%, one-third (33.3%) of the RSUs shall vest.
•If the compound annual growth rate of Adjusted EPS is less than 5%, no RSUs shall vest.
•Year 2
•If the compound annual growth rate of Adjusted EPS is at least 5%, one-third (33.3%) of the RSUs shall vest. In addition, any RSUs that were eligible to vest in Year 1, but did not vest in Year 1, shall vest.
•If the compound annual growth rate of Adjusted EPS is less than 5%, no RSUs shall vest.
Year 3
•If the compound annual growth rate of Adjusted EPS is at least 5%, one-third (33.4%) of the RSUs shall vest. In addition, any RSUs that were eligible to vest in Year 1 and Year 2, but did not vest in Year 1 or Year 2, shall vest.
•If the compound annual growth rate of Adjusted EPS is less than 5%, no RSUs shall vest.

In 2015, under the formula described above, the compounded annual growth rate of Adjusted EPS was greater than 5%, so 100% of the 2,800 RSUs eligible to vest for Mr. Jones and 100% of the 2,000 RSUs eligible to vest for each Messrs. Booth, Pearce, Smith, and Ulatowski were vested, respectively, upon the approval of the Compensation Committee in January 2016. As of the Record Date, 5,600 RSUs awarded in January 2014 to Mr. Jones and 4,000 RSUs awarded in January 2014 to each Messrs. Booth, Pearce, Smith, and Ulatowski have vested. The vested RSUs will be distributed on January 29, 2019.

Messrs. Jones, Booth, Pearce, Smith, and Ulatowski are also eligible to receive an annual cash award based on Company performance. Company performance is measured based on the annual increase in economic profit, as disclosed in our annual earnings release. If annual economic profit increases from the prior year, Messrs. Jones, Booth, Pearce, Smith, and Ulatowski will receive a cash award that will be calculated using the following formula: recipient’s base salary multiplied by the dollar increase in annual economic profit divided by $25 million multiplied by 90%. If annual economic profit does not increase from the prior year, Messrs. Jones, Booth, Pearce, Smith, and Ulatowski will not receive a cash award. Based on the dollar increase in annual economic profit for 2015, Mr. Jones earned a cash award of $783,554 and Messrs. Booth, Pearce, Smith, and Ulatowski each earned a cash award of $564,159, which were paid in February 2016.

The Compensation Committee believes that the incentive compensation plan for Messrs. Jones, Booth, Pearce, Smith, and Ulatowski appropriately aligns their compensation with the interests of shareholders because:

•annual cash awards will be received only if economic profit increases;
•RSU awards will vest only if long-term Adjusted EPS increases over time;
•the amount of compensation received from RSU awards will be proportionate to the amount of shareholder wealth created as measured by the share price; and
•the RSU awards are long-term in nature, which will incentivize Messrs. Jones, Booth, Pearce, Smith, and Ulatowski to take actions that will benefit shareholders longer-term.
Exhibit I - 17

The allocation between cash and equity compensation, and between short- and long-term incentives, was determined based on the discretion of the Compensation Committee. The ultimate allocation will depend on our future performance and future changes in our share price. If vesting targets are achieved, it is likely that a substantial percentage of the amount realized will be from long-term, equity-based incentives, which is consistent with the philosophy of the Compensation Committee that executive compensation should be linked to long-term shareholder value. Since substantial portions of the amounts to be realized by Messrs. Jones, Booth, Pearce, Smith, and Ulatowski will be restricted until 2019, the Compensation Committee believes this plan creates an incentive for Messrs. Jones, Booth, Pearce, Smith, and Ulatowski to take actions and make decisions that will benefit us over a long-term time period. Such incentives are believed to be appropriate given the nature of the duties and responsibilities assigned to these executive officers.

Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code of 1986, as amended, restricts the deductibility of executive compensation paid to our Chief Executive Officer and any of the three other most highly compensated executive officers (excluding our Chief Financial Officer) at the end of any fiscal year to not more than $1 million in annual compensation (including gains from the exercise of certain stock option grants). Certain performance-based compensation is exempt from this limitation if it complies with the various conditions described in Section 162(m).

The Compensation Committee intends, where appropriate, to structure compensation in a manner that causes it to qualify as performance-based compensation under Section 162(m); however, it believes that it may be appropriate from time to time to exceed the limitations on deductibility under Section 162(m) to ensure that executive officers are compensated in a manner that it believes to be consistent with our best interests and our shareholders, and reserves the authority to approve non-deductible compensation in appropriate circumstances.

Response to 2015 Say-on-Pay

Stockholder endorsement of the design and administration of our executive compensation programs was evidenced by a vote of approval at our 2015 annual meeting of shareholders in excess of 99% of the votes cast. As a result of this favorable vote regarding our named executive officers’ compensation, it was determined that no changes were necessary to our executive compensation design and administration. In addition, at our 2011 annual meeting of shareholders, our shareholders voted to hold an advisory vote on executive compensation every year. The Compensation Committee has accepted the shareholders’ recommendation and, therefore, shareholders will have another opportunity to consider and approve, in a non-binding advisory vote, the compensation of our named executive officers at the Annual Meeting.

Report of the Executive Compensation Committee

The Executive Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis above with management and, based on such review and discussions, the Executive Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

THE EXECUTIVE COMPENSATION COMMITTEE:

Glenda J. Flanagan
Thomas N. Tryforos
Scott J. Vassalluzzo (Chair)

Exhibit I - 18

Exhibit II
Adjusted Results and Economic Profit Excerpts from CEO’s Shareholder Letter
Exhibit 99.1 to Form 8-K furnished on May 20, 2020

ADJUSTED RESULTS

Our reported financial results include both GAAP and adjusted numbers. The adjusted results reflect the following: (1) adjustments to modify our GAAP-based finance charge revenue (“floating yield adjustment”), (2) adjustments to normalize tax rates and eliminate the one-time impact of the 2017 Tax Cuts and Jobs Act (“income tax adjustment”) and (3) adjustments to modify the GAAP treatment of certain debt refinancings (“senior notes adjustment”). We explain all three of these below. In addition, the adjusted results reflect (1) adjustments to make our program fee revenue comparable across time periods and (2) adjustments to eliminate non-recurring expenses and discontinued operations. These last two categories of adjustments are combined in the next two tables under the heading “other adjustments.” They have had no impact on results since 2012 and are explained in prior-year letters.

Floating yield adjustment

The purpose of this adjustment is to modify the calculation of our GAAP-based finance charge revenue so that both favorable and unfavorable changes in expected cash flows from loans receivable are treated consistently. To make the adjustment understandable, we must first explain how GAAP requires us to account for finance charge revenue, which is our primary revenue source.

The automobile dealer receives two types of payments from us. The first payment is made at the time of origination. The remaining payments are remitted over time based on the performance of the loan. The amount we pay at the time of origination is called an advance; the portion paid over time is called dealer holdback.

The finance charge revenue we will recognize over the life of the loan equals the cash we collect from the loan (i.e., repayments by the consumer), less the amounts we pay to the dealer (advance + dealer holdback). In other words, the finance charge revenue we will recognize over the life of the loan equals the cash inflows from the loan less the cash outflows to acquire the loan. This amount, plus a modest amount of revenue from other sources, less our operating expenses, interest and taxes, is the sum that will ultimately be paid to shareholders or reinvested in new assets.

Under our current GAAP accounting methodology, finance charge revenue is recognized on a level-yield basis. That is, the amount of loan revenue recognized in a given period, divided by the loan asset, is a constant percentage. Recognizing loan revenue on a level-yield basis is reasonable, conforms to industry practice, and matches the economics of the business.

Where GAAP diverges from economic reality is in the way it deals with changes in expected cash flows. The expected cash flows from a loan portfolio are not known with certainty. Instead, they are estimated. From an economic standpoint, if forecasted cash flows from one loan pool increase by $1,000 and forecasted cash flows from another loan pool decrease by $1,000, no change in our shareholders’ economic position has occurred.1 GAAP, however, requires the Company to record the $1,000 decrease as an expense in the current period (recorded as a provision for credit losses2), and to record the $1,000 favorable change as income over the remaining life of the loan pool.

Exhibit II - 1

For those relying on our GAAP financial statements, this disparate treatment has the effect of understating net income in the current period, and overstating it in future periods.

The floating yield adjustment reverses the GAAP-caused distortion by treating both favorable and unfavorable changes in expected cash flows consistently. That is, both types of changes are treated as adjustments to our loan yield over time. In addition, the floating yield adjustment has the benefit of simplifying our adjusted financial results by eliminating the provision for credit losses, which is both volatile and not well understood by analysts who cover our stock.

Income tax adjustment

The purpose of this adjustment is to report adjusted results using a 37.0% income tax rate for 2001–2017 (37.0% was our long-term effective tax rate for those years), and a 23.0% income tax rate for 2018 and 2019. For most years, the required adjustment is modest. However, in 2017, our reported GAAP net income included $99.8 million attributable to a one-time benefit related to the enactment of the Tax Cuts and Jobs Act in December of 2017. As a result of the Act, which reduced our federal tax rate from 35.0% to 21.0%, we revalued our net deferred tax liability with a corresponding reduction to our income tax expense. The adjustment of $102.4 million shown in the table below for 2017 reverses the impact of the deferred tax liability revaluation and includes other adjustments necessary to record our income tax expense at 37.0% of our pre-tax earnings.

We believe the income tax adjustment provides a more accurate reflection of the performance of our business, since we are recognizing a provision for income taxes at the applicable long-term effective tax rate for the period.

1This example assumes that the forecasted changes for these two loan pools exhibit the same cash flow timing.
2The amount of current-period provision expense recorded under GAAP is based on the present value of the decrease in forecasted cash flows, where the present value reflects both the amount and the timing of the forecasted change.

Exhibit II - 2

Senior notes adjustment

In 2014 and 2019, we used the proceeds from senior note issuances to redeem previously issued senior notes. Under GAAP, we recorded expenses of $21.8 million in 2014 and $1.8 million in 2019 related to the redemptions. In addition, the redemptions resulted in additional interest expense caused by the lag between the issuance of the new notes and the extinguishment of the old ones in the amount of $1.4 million in 2014 and $0.3 million in 2019.

Under our non-GAAP approach, we deferred the two items as debt-issuance costs, and are recognizing them ratably as interest expense over the term of the newly issued notes. The non-GAAP approach records the net benefit of the refinancing—i.e., the lower interest cost of the newly issued notes less the cost of paying off the previously outstanding notes early—over the period the newly issued notes are outstanding.

The following tables show net income and net income per share (diluted) for 2001–2019 after the four categories of adjustments:

($ in millions)	GAAP net income	Floating yield adjustment	Senior notes adjustment	Income tax adjustment	Other adjustments	Adjusted net income	Year-to-year change
2001	$24.7	$1.2	$—	$2.0	$(1.1)	$26.8
2002	$29.8	$2.8	$—	$2.9	$(4.5)	$31.0	15.7%
2003	$24.7	$1.4	$—	$5.7	$5.6	$37.4	20.6%
2004	$57.3	$(0.1)	$—	$(1.8)	$(3.2)	$52.2	39.6%
2005	$72.6	$(2.2)	$—	$0.1	$(7.3)	$63.2	21.1%
2006	$58.6	$0.4	$—	$(1.7)	$4.4	$61.7	-2.4%
2007	$54.9	$3.6	$—	$(1.2)	$4.4	$61.7	0.0%
2008	$67.2	$13.1	$—	$0.4	$2.1	$82.8	34.2%
2009	$146.3	$(19.6)	$—	$(1.8)	$0.1	$125.0	51.0%
2010	$170.1	$0.5	$—	$(10.4)	$0.3	$160.5	28.4%
2011	$188.0	$7.1	$—	$(1.3)	$0.3	$194.1	20.9%
2012	$219.7	$—	$—	$(3.5)	$—	$216.2	11.4%
2013	$253.1	$(2.5)	$—	$(2.3)	$—	$248.3	14.8%
2014	$266.2	$(6.0)	$12.5	$(1.0)	$—	$271.7	9.4%
2015	$299.7	$12.9	$(2.0)	$(0.8)	$—	$309.8	14.0%
2016	$332.8	$28.1	$(2.1)	$1.8	$—	$360.6	16.4%
2017	$470.2	$34.1	$(2.1)	$(102.4)	$—	$399.8	10.9%
2018	$574.0	$(24.4)	$(2.5)	$7.4	$—	$554.5	38.7%
2019	$656.1	$0.2	$(0.8)	$2.9	$—	$658.4	18.7%
Compound annual growth rate 2001–2019							19.5%

Exhibit II - 3

	GAAP net income per share (diluted)	Floating yield adjustment per share (diluted)	Senior notes adjustment per share (diluted)	Income tax adjustment per share (diluted)	Other adjustments per share (diluted)	Adjusted net income per share (diluted)	Year-to-year change
2001	$0.57	$0.03	$—	$0.05	$(0.03)	$0.62
2002	$0.69	$0.06	$—	$0.07	$(0.11)	$0.71	14.5%
2003	$0.57	$0.03	$—	$0.13	$0.13	$0.86	21.1%
2004	$1.40	$—	$—	$(0.04)	$(0.09)	$1.27	47.7%
2005	$1.85	$(0.06)	$—	$—	$(0.18)	$1.61	26.8%
2006	$1.66	$0.01	$—	$(0.05)	$0.13	$1.75	8.7%
2007	$1.76	$0.11	$—	$(0.04)	$0.15	$1.98	13.1%
2008	$2.16	$0.42	$—	$0.01	$0.07	$2.66	34.3%
2009	$4.62	$(0.62)	$—	$(0.06)	$0.01	$3.95	48.5%
2010	$5.67	$0.02	$—	$(0.35)	$0.01	$5.35	35.4%
2011	$7.07	$0.26	$—	$(0.04)	$0.01	$7.30	36.4%
2012	$8.58	$—	$—	$(0.13)	$—	$8.45	15.8%
2013	$10.54	$(0.11)	$—	$(0.09)	$—	$10.34	22.4%
2014	$11.92	$(0.27)	$0.56	$(0.04)	$—	$12.17	17.7%
2015	$14.28	$0.62	$(0.10)	$(0.03)	$—	$14.77	21.4%
2016	$16.31	$1.37	$(0.10)	$0.09	$—	$17.67	19.6%
2017	$24.04	$1.74	$(0.11)	$(5.23)	$—	$20.44	15.7%
2018	$29.39	$(1.25)	$(0.13)	$0.38	$—	$28.39	38.9%
2019	$34.57	$0.01	$(0.04)	$0.16	$—	$34.70	22.2%
Compound annual growth rate 2001–2019							25.1%

As the second table shows, adjusted net income per share (diluted) increased 22.2% in 2019. Since 2001, adjusted net income per share (diluted) has increased at a compounded annual rate of 25.1%. While this compounded annual rate is very similar to the one for GAAP net income per share (diluted) of 25.6%, in certain years the adjustments have led to significant differences between GAAP and adjusted results.

In both 2017 and 2018, adjusted net income per share was lower than GAAP net income per share. In 2017, the income tax adjustment ($5.23) and the senior notes adjustment ($0.11) reduced adjusted net income per share, while the floating yield adjustment ($1.74) had the opposite impact. A comparison of our GAAP and adjusted results in 2017 illustrates why we think adjusted results are a more accurate representation of our business performance. First, the income tax adjustment eliminated the gain related to the revaluation of our deferred tax liability described above. While the gain was real (since it reflects lower taxes we will now pay in the future) it is non-recurring and unrelated to our business performance. The senior notes adjustment ($0.11) was modest but reflects a consistent treatment for the costs associated with the early redemption of our senior notes in 2014.

The floating yield adjustment for 2017 increased adjusted net income per share (diluted) by $1.74. In my explanation above of the floating yield adjustment, I used an example where the estimated cash flows from one dealer pool increase by $1,000 and those from another pool decrease by the same amount. If this occurs, GAAP requires a provision expense to be recorded in the current period even though our economic position is unchanged.

Exhibit II - 4

This example is very similar to what occurred in 2017.  Approximately 42.0% of our dealer pools experienced an unfavorable change in cash flow estimates during 2017, totaling $67.3 million, while the remaining 58.0% experienced a favorable change, totaling $61.7 million.  The net impact of these changes was a decrease in our expected cash flows of $5.6 million.  This unfavorable change represents a reduction in revenue that we expect to realize over time through cash collections on our loan portfolio.  Our adjusted results record this reduction in revenue in a logical and straightforward manner—over the life of the expected cash flows at a constant yield. In contrast, our GAAP results, through the asymmetrical treatment of individual loan pools, reflect this overall unfavorable change by recording a current-period provision expense of $103.4 million.1

In 2018, adjusted net income per share was lower than GAAP net income per share by $1.00. The senior notes adjustment ($0.13), for the same reason as in 2017, and the floating yield adjustment ($1.25), for reasons I will discuss next, reduced adjusted net income per share while the income tax adjustment ($0.38) had the opposite impact. (The income tax adjustment was necessary to adjust our tax rate to 23.0%, which we now estimate to be our long-term effective tax rate.)

So why did the floating yield adjustment reduce adjusted net income per share in 2018 while it increased it in 2015–2017? The reason is that it’s a timing adjustment, so the cumulative impact over time will be zero. Since the floating yield adjustment increased adjusted net income in 2015–2017, it had to have the opposite impact at some point in the future. In 2018, we had a favorable change in our cash flow estimates and a GAAP provision for credit losses that was lower than it had been in the two preceding years. When that pattern occurs, GAAP results will typically be higher than adjusted results.

In 2019, adjusted net income per share exceeded GAAP net income per share by $0.13, or 0.4%. The income tax adjustment ($0.16) increased adjusted net income per share as the GAAP tax rate modestly exceeded our estimated long-term effective rate while both the floating yield and the senior notes adjustments were immaterial.

1The amount of current-period provision expense recorded under GAAP is based on the present value of the decrease in expected cash flows, where the present value reflects both the amount and the timing of the forecasted change.

Exhibit II - 5

CECL ACCOUNTING STANDARD

The Financial Accounting Standards Board issued a new accounting standard (known as Current Expected Credit Losses, or CECL) that will change how we account for our loans under GAAP starting in 2020. In the above section, I summarized how the prior standard caused our GAAP accounting to diverge from economic reality. Unfortunately, the new standard does not represent an improvement. CECL was well intentioned, but going forward it will make it difficult for anyone to fully understand our financial performance using our GAAP financial statements.

As did the old standard, the new one requires us to record our revenue using a level-yield approach. As explained above, level-yield revenue recognition is reasonable and matches the economics of our business. However, the yield required under this new standard is not the yield that we expect to earn on the loan. Instead, the yield is what we would earn if every payment were made according to the contractual terms of the loan, a figure much higher than what we actually expect to earn. Based on this alone, you might expect the new standard to overstate our profitability. But this standard, like any accounting standard, doesn’t change the total amount of income recorded, it only changes the timing. Eventually, the true cash profits and the accounting profits need to match.

To arrive at a result that eventually matches the cash profit, the new standard offsets the additional revenue that it causes to be recorded over the life of the loan with an additional expense in an equivalent amount. The expense is recorded as a provision for credit losses at the time the loan is originated. Since no revenue has yet been recorded, this means that under this new standard, our financial statements will reflect an initial loss on each loan we originate. This will cause our GAAP financial statements to understate our true profitability during periods of growth and overstate our true profitability when origination levels decline. Accordingly, we will continue to provide adjusted results determined in the same manner as outlined above.

Exhibit II - 6

ECONOMIC PROFIT

We use a financial metric called Economic Profit to evaluate our financial results and determine incentive compensation. Besides including the adjustments discussed above, Economic Profit differs from GAAP net income in one other important respect: Economic Profit includes a cost for equity capital.

The following table summarizes Economic Profit for 2001–2019:1

($ in millions)	Adjusted net income	Imputed cost of equity[2]	Economic Profit	Year-to-year change
2001	$26.8	$(30.0)	$(3.2)
2002	$31.0	$(35.6)	$(4.6)	—
2003	$37.4	$(34.5)	$2.9	—
2004	$52.2	$(34.4)	$17.8	513.8%
2005	$63.2	$(34.5)	$28.7	61.2%
2006	$61.7	$(29.6)	$32.1	11.8%
2007	$61.7	$(27.2)	$34.5	7.5%
2008	$82.8	$(35.8)	$47.0	36.2%
2009	$125.0	$(45.9)	$79.1	68.3%
2010	$160.5	$(47.8)	$112.7	42.5%
2011	$194.1	$(51.0)	$143.1	27.0%
2012	$216.2	$(56.6)	$159.6	11.5%
2013	$248.3	$(75.1)	$173.2	8.5%
2014	$271.7	$(87.5)	$184.2	6.4%
2015	$309.8	$(93.2)	$216.6	17.6%
2016	$360.6	$(113.8)	$246.8	13.9%
2017	$399.8	$(142.8)	$257.0	4.1%
2018	$554.5	$(214.1)	$340.4	32.5%
2019	$658.4	$(225.7)	$432.7	27.1%

Compound annual growth rate 2003–2019				36.7%

Economic Profit improved 27.1% in 2019, to $432.7 million from $340.4 million in 2018. In 2001, Economic Profit had been a negative $3.2 million.

1See Exhibit A for a reconciliation of the above adjusted financial measures to the most directly comparable GAAP financial measures.
2We determine the imputed cost of equity by using a formula that considers the risk of the business and the risk associated with our use of debt. The formula is as follows: average equity x {(the average 30-year Treasury rate + 5%) + [(1 – tax rate) x (the average 30-year Treasury rate + 5% – pre-tax average cost-of-debt rate) x average debt / (average equity + average debt x tax rate)]}.

Exhibit II - 7

Economic Profit is a function of three variables: the adjusted average amount of capital invested, the adjusted return on capital, and the adjusted weighted average cost of capital. The following table summarizes our financial performance in these areas since 2001:1

($ in millions)	Adjusted average capital invested	Adjusted return on capital	Adjusted weighted average cost of capital	Spread
2001	$469.9	7.7%	8.4%	-0.7%
2002	$462.0	7.9%	8.9%	-1.0%
2003	$437.5	9.7%	9.0%	0.7%
2004	$483.7	12.3%	8.6%	3.7%
2005	$523.4	13.7%	8.3%	5.4%
2006	$548.5	13.9%	8.1%	5.8%
2007	$710.1	11.9%	7.0%	4.9%
2008	$975.0	11.3%	6.4%	4.9%
2009	$998.7	14.6%	6.7%	7.9%
2010	$1,074.2	17.7%	7.2%	10.5%
2011	$1,371.1	16.8%	6.4%	10.4%
2012	$1,742.8	14.7%	5.5%	9.2%
2013	$2,049.2	14.1%	5.7%	8.4%
2014	$2,338.1	13.2%	5.3%	7.9%
2015	$2,831.9	12.7%	5.0%	7.7%
2016	$3,572.0	11.9%	5.0%	6.9%
2017	$4,276.4	11.2%	5.2%	6.0%
2018	$5,420.9	12.5%	6.2%	6.3%
2019	$6,372.2	12.7%	6.0%	6.7%

Compound annual growth rate 2001–2019	15.6%

1See Exhibit A for a reconciliation of the above adjusted financial measures to the most directly comparable GAAP financial measures.

As the table shows, we earned less than our cost of capital in 2001 and 2002. Although we were making steady progress in improving per loan profitability during this period, we were forced to reduce originations in 2002 due to capital constraints, which negatively impacted the reported results.

In each year from 2003 through 2019, Economic Profit was positive, and in each of those years, Economic Profit improved. From 2003 to 2011, Economic Profit improved as a result of growth in average capital, higher returns on capital and lower costs of capital. In 2003 our return on capital was 9.7%. In 2011, as a result of a favorable competitive environment, it was 16.8%. Since 2011, almost all of the growth in Economic Profit has occurred from increasing average capital. In each year from 2011 through 2017, the return on capital declined as competition returned to our market. The trend reversed in 2018 as our return on capital improved, by 130 basis points, due to a change in the federal tax rate. In 2019, our return on capital increased again, but by only 20 basis points.

Exhibit II - 8

There are several trends worth mentioning. First, we have grown adjusted average capital in each year since 2003. The growth has been due to an increase in the number of dealers using our program partially offset by a general decline in the volume per dealer. The decline in volume per dealer is discussed in a later section. In addition, an increase in the average size of each loan has also contributed to the growth in average capital.

Second, while the return on capital has been volatile, expenses as a percentage of capital have declined for 12 of the last 13 years, from 15.1% in 2006 to 5.2% in 2019. We expect this trend to continue for as long as we grow, because of the fixed nature of a portion of our expenses. The volatility in the return on capital is due to the revenue component, which moves up and down based on the competitive environment. When the competitive environment is favorable, we reduce advance rates (the amount we pay the dealer at loan origination), and that increases our return. When the competitive environment worsens, the opposite occurs. But growing expenses more slowly than capital allows us to achieve greater returns in both favorable and unfavorable environments.

Finally, it will probably be very difficult to grow Economic Profit in 2020. The COVID-19 crisis will likely have a negative impact on loan performance, which will reduce our revenue yield. Although we increased Economic Profit by 27.1% last year, most of that increase was due to growth in adjusted average capital. But the latter improvement resulted primarily from origination growth that occurred in 2018, when the dollar amount of new loan originations grew 25.2%. Last year, that dollar amount grew only 4.9%. While the COVID-19 crisis may improve the competitive environment at some point during 2020, the initial impact has been to decrease loan volume, as many dealers have been forced to close or curtail operations to comply with stay-at-home orders. And those that have remained open have experienced lower demand. With modest growth in 2019 and a decrease in loan volume so far in 2020, average capital growth will likely slow in 2020. This, combined with an expected reduction in our revenue yield, will be hard to overcome.

We could achieve more loan volume and faster growth in average capital by increasing advance rates, but using Economic Profit as our primary financial performance measure means we need to carefully assess the impact of higher advance rates not just on volume but on the return on capital. As the spread between the return on capital and the weighted average cost of capital narrows, the break-even level of growth required to offset a further narrowing increases. For example, in 2011, when the spread between the adjusted return on capital and the weighted average cost of capital was 10.4%, a 100-basis-point reduction in this spread would have required growth in average capital of 10.6% in order to achieve an equivalent amount of Economic Profit (10.4% / (10.4% – 1.0%) – 1). Today, that same 100-basis-point reduction in the spread would require average capital growth of 17.5% (6.7% / (6.7% – 1.0%) – 1). This means that today, in contrast with 2011, we have limited ability to generate Economic Profit growth by pricing our product more aggressively. Pricing more aggressively would generate more volume and faster growth in average capital, but the reduction in our return on capital would, based on our current calculations, mean an overall reduction in the amount of Economic Profit we would be generating on new loans.

Exhibit II - 9

Although it will be difficult to grow Economic Profit in 2020, we do think additional gains are possible, once this crisis is behind us. To the extent such gains occur, we expect they will be a direct result of our daily efforts to improve our product and our culture. What we won’t do is take risks that we think are unwise in an effort to grow beyond the natural constraints that are part of any business. We will continue to focus on what we know best and we will continue to invest your capital in ways we believe make sense. What we can’t invest with a margin of safety we will return to you.

Exhibit II - 10

Exhibit III
Compensation Discussion and Analysis Excerpt
Definitive Proxy Statement filed on June 4, 2020

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

COMPENSATION DISCUSSION AND ANALYSIS

Compensation of Executive Officers

This Compensation Discussion and Analysis describes the elements of compensation for the following individuals, collectively referred to as our “named executive officers”:

•Brett A. Roberts, Chief Executive Officer;
•Kenneth S. Booth, Chief Financial Officer;
•Charles A. Pearce, Chief Legal Officer and Corporate Secretary;
•Arthur L. Smith, Chief Analytics Officer; and
•Daniel A. Ulatowski, Chief Sales Officer.

General Philosophy

Our executive compensation programs are designed to achieve the following objectives:

•attract and retain individuals that will drive business success; and
•provide appropriate incentives that reward outstanding financial performance and align the interests of executives and shareholders.

We accomplish these objectives through compensation programs that:

•contain a significant component tied to Company performance;
•provide competitive overall compensation if performance objectives are achieved; and
•encourage participants to act as owners.

Overall Process

The Executive Compensation Committee (the “Compensation Committee”) oversees and approves our overall compensation strategy and determines all aspects of compensation for our Chief Executive Officer. The Compensation Committee also determines compensation for other named executive officers after considering recommendations supplied by our Chief Executive Officer.

Exhibit III - 1

The Compensation Committee periodically reviews all aspects of executive compensation and determines if existing plans are effective in meeting the objectives described above. Such reviews are typically conducted at the first meeting of each fiscal year. From time to time, the Compensation Committee may make modifications to existing plans or adopt new plans. The Compensation Committee considered its compensation policies and practices for all employees and concluded that any risks arising from such policies and practices are not reasonably likely to have a material adverse effect on the Company. The Compensation Committee does not use compensation consultants or peer groups.

Compensation – Mr. Roberts, Chief Executive Officer

Compensation for Mr. Roberts, our Chief Executive Officer, includes a base salary and equity-based incentive compensation provided pursuant to the Company's Amended and Restated Incentive Compensation Plan (as amended March 26, 2012, the “Incentive Plan”).

Base salaries at all levels in the organization are designed to provide a level of basic compensation and allow us to recruit and retain qualified team members. Mr. Roberts’ base salary was determined by the Compensation Committee after considering the following:

•the performance of Credit Acceptance over Mr. Roberts’ tenure as Chief Executive Officer;
•an assessment of Mr. Roberts’ individual performance;
•market data;
•internal benchmarks; and
•other components of Mr. Roberts’ total compensation plan.

In January 2020, the Compensation Committee determined Mr. Roberts’ annual base salary of $1,025,000 for 2019 will remain unchanged for 2020, based on the determination that his overall compensation plan did not require adjustment and is working as intended.

The principal component of Mr. Roberts’ incentive compensation is comprised of performance-based restricted stock unit (“RSU”) and restricted share awards that vest over a 15 year period based upon the achievement of growth targets in economic profit, a non-GAAP financial measure. Economic profit measures how efficiently we utilize our total capital, both debt and equity. Management uses economic profit to assess our performance as well as to make capital allocation decisions. Management believes this measure is important to shareholders because it allows shareholders to compare the returns we earn by investing capital in our core business with the return they could expect if we returned capital to shareholders and they invested in other securities. Economic profit is defined, for the purposes of the RSU and restricted share vesting calculation, as net income (adjusted for non-recurring items and certain non-GAAP adjustments) less a cost of capital. The cost of capital includes a cost of debt and a cost of equity. The cost of equity is determined based on a formula that considers the risk of the business (assessed at 5% + the average 30-year treasury rate) and the risk associated with our use of debt. The actual formula utilized for determining the cost of equity is as follows: (the average 30-year treasury rate + 5%) + [(1 – tax rate) x (the average 30-year treasury rate + 5% – the pre-tax average cost of debt rate) x average debt/(average equity + average debt x tax rate)].

On March 26, 2012, the Compensation Committee approved an award of 310,000 RSUs and 190,000 restricted shares to Mr. Roberts. Each RSU represents and has a value equal to one share of our Common Stock. The 310,000 RSUs are eligible to vest over a ten year period starting in 2012 based upon the cumulative dollar amount of improvement in annual economic profit as compared to the annual economic profit for 2011. The RSUs are eligible to vest beginning in 2012 based on the following formula: cumulative improvement in economic profit divided by $200 million multiplied by 310,000. The cumulative number of RSUs that may be vested as of the end of any year may not exceed 31,000 (or 10% of the total) multiplied by the number of full calendar years that have elapsed since January 1, 2012.

In 2019, under the formula described above, all of the 31,000 RSUs eligible to vest were approved for vesting by the Compensation Committee in January 2020. As of the Record Date, 248,000 of the 310,000 RSUs awarded to Mr. Roberts on March 26, 2012 have vested. Vested RSUs from the March 26, 2012 award will be settled in stock in equal installments on December 31, 2022, 2023, 2024, 2025 and 2026.

Exhibit III - 2

The grant of 190,000 restricted shares is comprised of 90,000 restricted shares that vest over a ten year period starting in 2012 and 100,000 restricted shares that vest over a five year period beginning in 2022.

The 90,000 restricted shares are eligible to vest beginning in 2012 based on the following formula: cumulative improvement in economic profit divided by $200 million multiplied by 90,000. The cumulative number of restricted shares that may be vested as of the end of any year may not exceed 9,000 (or 10% of the total) multiplied by the number of full calendar years that have elapsed since January 1, 2012. Any of the 90,000 restricted shares that vest will be subject to sale restrictions that will prevent the shares from being sold until such restrictions lapse.

The 100,000 restricted shares are eligible to vest in equal installments if economic profit exceeds $343,143,000 in 2022, 2023, 2024, 2025 and 2026. Any of the 100,000 restricted shares that vest will be distributed at the time of vesting.

In 2019, under the formula described above, all of the 9,000 restricted shares eligible to vest were approved for vesting by the Compensation Committee in January 2020. As of the Record Date, 72,000 of the 190,000 restricted shares awarded to Mr. Roberts have vested. The sales restrictions of the vested restricted shares will generally lapse in equal installments on December 31, 2022, 2023, 2024, 2025 and 2026; provided, however, that the sales restrictions will proportionally lapse on an earlier date in the event that the Company repurchases shares or pays a cash dividend based on the aggregate number of shares repurchased divided by the number of Company shares outstanding and/or the aggregate amount of cash paid as a dividend, divided by the fair market value of the Company, as applicable.

If the Company pays a cash dividend, the amount of such dividend will be paid in additional restricted shares for any unvested restricted shares and in additional RSUs for any undistributed RSUs. The amount of such dividend will be paid in cash for any vested restricted shares.

The Compensation Committee believes that the RSUs and restricted shares granted to Mr. Roberts appropriately align his compensation with the interests of shareholders as a result of the following:

•the financial rewards will be received only if long-term economic profit increases over time;
•the amount of compensation received will be proportionate to the amount of shareholder wealth created as measured by the share price; and
•the RSU and restricted share awards are long-term in nature, which will incentivize Mr. Roberts to take actions that will benefit shareholders longer-term.

The allocation between cash and equity compensation, and between short- and long-term incentives, was determined based on the discretion of the Compensation Committee. The ultimate allocation will depend on our future performance and future changes in our share price. If vesting targets are achieved, it is likely that a substantial percentage of the amount realized will be from long-term, equity-based incentives, which is consistent with the philosophy of the Compensation Committee that executive compensation should be linked to long-term shareholder value. Since a substantial portion of the amounts to be realized by Mr. Roberts will be restricted until 2022, the Compensation Committee believes this plan creates an incentive for Mr. Roberts to take actions and make decisions that will benefit us over a long-term time period. Such incentives are believed to be appropriate given the nature of the duties and responsibilities assigned to the Chief Executive Officer.

Mr. Roberts also maintains a substantial ownership stake in Credit Acceptance. As of the Record Date, Mr. Roberts owned 211,799 shares of our Common Stock, 118,000 unvested shares of restricted stock, 239,724 vested RSUs, and 62,000 unvested RSUs.

Exhibit III - 3

Compensation – Other Named Executive Officers

Base Salaries. Base salaries at all levels in the organization are designed to provide a level of basic compensation and allow us to recruit and retain qualified team members. Base salaries are determined by the Compensation Committee after reviewing recommendations supplied by our Chief Executive Officer. The recommendations were based on the following factors:

•the performance of Credit Acceptance;
•an assessment of the named executive officer’s individual performance;
•market data;
•internal benchmarks;
•other non-equity and equity compensation components of the named executive officer’s total compensation plan; and
•roles and responsibilities for each named executive officer.

In January 2020, the Compensation Committee determined 2020 base salaries for our named executive officers other than our Chief Executive Officer. Based on the criteria stated above, the Compensation Committee approved the following base salary changes:

Name	2020	2019	Increase
Kenneth S. Booth	$573,682	$556,973	3.0%
Charles A. Pearce	573,682	556,973	3.0%
Arthur L. Smith	573,682	556,973	3.0%
Daniel A. Ulatowski	573,682	556,973	3.0%

The increases to base salaries were determined based on a combination of Company results for 2019 and each employee’s individual performance attainments for the year.

Incentive Compensation – Messrs. Booth, Pearce, Smith, and Ulatowski. The incentive compensation for Messrs. Booth, Pearce, Smith, and Ulatowski attempts to balance annual and long-term Company performance and is comprised of RSU awards and annual cash awards.

2017 RSU Awards – On January 30, 2017, the Compensation Committee approved awards of 7,300 RSUs each to Messrs. Booth, Pearce, Smith, and Ulatowski. The RSUs vest over a four year performance period starting in 2017, based upon the compound annual growth rate of Adjusted EPS over the performance period. Vesting for each year of the performance period will be determined as follows:

Year 1
•If the compound annual growth rate of Adjusted EPS is at least 5%, one-quarter (25.0%) of the RSUs shall vest.
•If the compound annual growth rate of Adjusted EPS is less than 5%, no RSUs shall vest.
Year 2
•If the compound annual growth rate of Adjusted EPS is at least 5%, one-quarter (25.0%) of the RSUs shall vest. In addition, any RSUs that were eligible to vest in Year 1, but did not vest in Year 1, shall vest.
•If the compound annual growth rate of Adjusted EPS is less than 5%, no RSUs shall vest.
Year 3
•If the compound annual growth rate of Adjusted EPS is at least 5%, one-quarter (25.0%) of the RSUs shall vest. In addition, any RSUs that were eligible to vest in Year 1 and Year 2, but did not vest in Year 1 or Year 2, shall vest.
•If the compound annual growth rate of Adjusted EPS is less than 5%, no RSUs shall vest.
Year 4
•If the compound annual growth rate of Adjusted EPS is at least 5%, one-quarter (25.0%) of the RSUs shall vest. In addition, any RSUs that were eligible to vest in Year 1, Year 2, and Year 3 but did not vest in Year 1, Year 2, or Year 3 shall vest.
•If the compound annual growth rate of Adjusted EPS is less than 5%, no RSUs shall vest.

Exhibit III - 4

In 2019, under the formula described above, the compounded annual growth rate of Adjusted EPS was greater than 5%, so 100% of the 1,825 RSUs eligible to vest for each of Messrs. Booth, Pearce, Smith, and Ulatowski were vested, respectively, upon the approval of the Compensation Committee in January 2020. As of the Record Date, 5,475 RSUs awarded in January 2017 to each of Messrs. Booth, Pearce, Smith, and Ulatowski have vested. The vested RSUs will be distributed on January 30, 2023. No new grants of RSUs were made to the named executive officers in 2019.

Annual Cash Awards – Messrs. Booth, Pearce, Smith, and Ulatowski are also eligible to receive an annual cash award based on Company performance. Company performance is measured based on the annual increase in economic profit. If annual economic profit increases from the prior year, Messrs. Booth, Pearce, Smith, and Ulatowski will receive a cash award that will be calculated using the following formula: recipient’s base salary multiplied by the dollar increase in annual economic profit divided by $25 million multiplied by 90%. If annual economic profit does not increase from the prior year, Messrs. Booth, Pearce, Smith, and Ulatowski will not receive a cash award. If 2019 annual economic profit had increased by $25 million, our internal target for this purpose, each of Messrs. Booth, Pearce, Smith, and Ulatowski would have received a cash award equal to $501,276. Based on the dollar increase in annual economic profit for 2019, Messrs. Booth, Pearce, Smith, and Ulatowski each earned a cash award of $2,344,383, which was paid in February 2020.

Our reported 2018 annual economic profit included an increase related to the enactment of the Tax Cuts and Jobs Act (“2017 Tax Act”) in December 2017, which decreased our estimated long-term effective income tax rate. For purposes of calculating annual cash awards, annual economic profit for 2018 through 2020 includes adjustments to defer the impact of the 2017 Tax Act on 2018 economic profit and recognize it ratably over the remaining performance period of the 2017 RSU awards.

The Compensation Committee believes that the incentive compensation program for Messrs. Booth, Pearce, Smith, and Ulatowski appropriately aligns their compensation with the interests of shareholders because:

•annual cash awards will be received only if economic profit increases;
•the increase in reported 2018 economic profit related to the enactment of the 2017 Tax Act impacts annual cash awards over a longer term;
•RSU awards will vest only if long-term Adjusted EPS increases over time;
•the amount of compensation received from RSU awards will be proportionate to the amount of shareholder wealth created as measured by the share price; and
•the RSU awards are long-term in nature, which will incentivize Messrs. Booth, Pearce, Smith, and Ulatowski to take actions that will benefit shareholders longer-term.

The allocation between cash and equity compensation, and between short- and long-term incentives, was determined based on the discretion of the Compensation Committee. The ultimate allocation will depend on our future performance and future changes in our share price. If vesting targets are achieved, it is likely that a substantial percentage of the amount realized will be from long-term, equity-based incentives, which is consistent with the philosophy of the Compensation Committee that executive compensation should be linked to long-term shareholder value. Since substantial portions of the amounts to be realized by Messrs. Booth, Pearce, Smith, and Ulatowski will be restricted until 2023, the Compensation Committee believes this plan creates an incentive for Messrs. Booth, Pearce, Smith, and Ulatowski to take actions and make decisions that will benefit us over a long-term time period. Such incentives are believed to be appropriate given the nature of the duties and responsibilities assigned to these executive officers.

Exhibit III - 5

Deductibility of Executive Compensation

Prior to the enactment of the 2017 Tax Act in December 2017, Section 162(m) of the Internal Revenue Code of 1986, as amended, restricted the deductibility of executive compensation paid to our Chief Executive Officer and any of the three other most highly compensated executive officers (excluding our Chief Financial Officer) at the end of any fiscal year to not more than $1 million in annual compensation (including certain stock-based compensation). Certain performance-based compensation was exempt from this limitation if it complied with the various conditions described in Section 162(m).
Pursuant to the 2017 Tax Act, subject to certain transition rules, for taxable years beginning after December 31, 2017, the performance-based compensation exception to the deduction limitations under Section 162(m) has been repealed and the $1 million deduction limit now applies to all of our Named Executive Officers, whether or not compensation is performance-based. The new rules do not apply to remuneration provided pursuant to a written binding contract in effect on November 2, 2017 that is not modified in any material respect after that date. In order to maintain the flexibility to provide compensation programs for our named executive officers that will best incentivize them to achieve our key business objectives and create sustainable long-term shareholder value, the Compensation Committee reserves the right to pay compensation that may not be deductible to the Company if it determines that doing so would be in the best interests of the Company.

Response to 2019 Say-on-Pay

Shareholder endorsement of the design and administration of our executive compensation programs was evidenced by a vote of approval of our named executive officers' compensation at our 2019 annual meeting of shareholders in excess of 87% of the votes cast. As a result of this favorable vote regarding our named executive officers’ compensation, it was determined that no changes were necessary to our executive compensation design and administration. In addition, at our 2017 annual meeting of shareholders, our shareholders voted to hold an advisory vote on named executive officer compensation every year. The Compensation Committee has accepted the shareholders’ recommendation and, therefore, shareholders will have another opportunity to consider and approve, in a non-binding advisory vote, the compensation of our named executive officers at the Annual Meeting. As in the past, the Compensation Committee will continue to review the results of future advisory say-on-pay votes and will consider shareholder concerns and take them into account in future determinations regarding the compensation of our named executive officers.

Compensation Committee Report

The Executive Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis above with management and, based on such review and discussions, the Executive Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

THE EXECUTIVE COMPENSATION COMMITTEE:

Glenda J. Flanagan
Thomas N. Tryforos
Scott J. Vassalluzzo (Chair)

Exhibit III - 6